SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Comments on the Operating Performance in 3Q05

1. Pay TV

The Company recorded a growth in its subscriber base, ending the quarter with 1,498.0 thousand connected subscribers, an increase of approximately 7.4% compared to the subscriber base of 1,395.2 thousand subscribers in 3Q04.

Gross sales totaled 120.7 thousand Pay TV sales, 42.5% above the gross sales amount recorded in 3Q04, as a result of the accomplished sales promotions.

Churn rate for the last 12 months dropped from 13.9% in 3Q04 to 12.9% in 3Q05. The improvement is due to the Company’s efforts on service quality and churn management, through the customer relationship department.

In comparison to 3Q04, the Company’s subscriber base mix has once again posted an increase of Master package subscribers, from 29.4% to 31.9% . Top packages’ share (Advanced, Premium and Digital) recorded a drop, from 46.3% to 42.7% .

In PPV, the 2005 Brazilian Soccer Championship (“Brasileirão”) sales are in line with 2004 levels, totaling 102 thousand sales.

2. Broadband

The Company has been maintaining its efforts by offering a fine quality product and a supply adequate to the market’s needs, aiming at capturing growth opportunities currently existing in the market, thus expanding its subscriber base, even operating in only 11 cities. Gross sales in the quarter totaled 77 thousand new subscribers, an 88% growth in comparison to 3Q04.

Broadband churn rate in the last 12 months grew from 12.3% in 3Q04 to 13.7% this quarter. Such increase results from the higher number of subscribers that moved to cities or areas with no access to bi-directional network.

With continued sales growth and the sustainability of the churn rate below the market’s level, connected subscriber base recorded a 92.5% increase in comparison to the 156.9 thousands subscriber base in 3Q04, ending the quarter with 302.0 thousand subscribers.

3. Changes in the main accounts of the Balance Sheet

Cash, Cash Equivalents, Short-term Investments and Restricted Cash1 increased by 110.4%, totaling US$ 254.6 million by the end of 3Q05, versus US$ 121.0 million recorded in 4Q04.

Accounts Receivable2 (net from bad debt expenses) recorded a 41.0% increase in the period between December 2004 and September 2005. This increase resulted from readjustments by the IGP-M (General Market Price Index) in the period and 5.6% subscriber base growth

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1 BR GAAP: Cash, Cash Equivalents and Short-term Investments totaled R$ 569.8 million, 75.5% higher than the R$ 324.7 million recorded in 4Q04
2 BR GAAP: Accounts receivables increased 9,1%

The 80% increase in Recoverable Income Taxes3 from US$ 10.0 million in 4Q04 to US$ 18.0 million in 3Q05 is mainly due to increase in credit for income tax, in credit for social contribution and in anticipated social contribution.

The 82.0% increase in Income Taxes Payable4, from US$6.6 million in 4Q04 to US$12.0 million in 3Q05, is a result of the profitability recorded by the operators in the period.

4. Financial Performance

Net Revenue5 totaled US$ 175.1 million in 3Q05, a 46.1% growth in comparison to US$ 119.9 million recorded in 3Q04. Subscriber base increase, both in Pay TV and Broadband, in addition to the increase in pay-per-view (“PPV”) revenues and the Real appreciation in the period generated the positive top line result.

Direct Operating Expenses totaled US$88.2 million, a 32.5% growth in comparison to US$ 66.6 million recorded in 3Q04. This result is explained by Programmers and Royalties costs that amounted to US$ 53.8 million in the quarter versus US$ 40.1 million in 3Q04. This 34.0% increase is mainly due to, readjustments in the agreement with some channels occurred in the quarter, and to subscriber base growth.

Selling, General and Administrative expenses (SG&A) recorded 91.7% increase, totaling US$ 41.7 million in comparison to US$ 21.7 million in 3Q04. This hike in SG&A expenses is mainly due to selling expenses that reached US$12.1 million in the quarter in comparison to US$7.1 million in 3Q04, a 71.9% increase between both periods. Following its strategy to search for new opportunities in both markets, the Company had intensified its marketing campaigns generating higher marketing and advertising costs.

Consolidated EBITDA ended the quarter at US$45.3 million, a 43.4% increase in comparison to US$ 31.6 million in 3Q04. This growth shows that the Company’s subscriber base growth, in both pay TV and broadband is directed to profitability. EBITDA margin recorded a slight drop from 26.3% to 25.8%, but still within a level that sustains a more aggressive sales activity, which can generate a more accelerated growth.

Net Financial Results6 were positive US$ 2.5 million, an improvement in relation to the negative US$ 17.5 million in 3Q04, mostly due to the Real appreciation in the period. This hike is due to losses in hedge operations. A larger share of the hedge operation is linked to the debenture issuance, as once established the total issuance amount, the Company had to accomplish a hedge operation in the amount equivalent to 100% of Net Serviços Notes and Net Sul Notes debts, as to eliminate mismatching maturities risks between the issuance operation period and full payment.

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3 BR GAAP: Recoverable Income Taxes totaled R$ 40.4 million, 63.4% lower than the R$ 111.5 million recorded in 4Q04
4 BR GAAP Income Taxes Payable totaled R$ 27.2 million, 50.9% higher than the R$ 18.0 million recorded in 4Q04
5 BR GAAP: Net Revenue totaled R$ 410.0 million, 12.9% higher than the R$ 363.1 million recorded in 3Q04
6 BR GAAP: Net Financial Results were negative R$53.3 million.

The Company recorded Net income7 of US$ 27.4 million in 3Q05, versus a net loss of US$7.3 million in 3Q04. The net income in the quarter is due to the extinguishment of a liability, which allowed the Company to recognize a gain on restructuring in the amount.

On September 14, 2005 the Company issued new debt comprised of non-convertible public debentures, the 5th public debentures issuance, which the proceeds amounted for funded R$ 650 million at a CDI+1.5% p.a. Therefore, the Company dropped the existing investment limitation within the debt instrument; reduced debt cost in local currency, expanded average debt maturities from 2.8 years to 4.5 years and after the payment of bills issued abroad will have the total indebtedness denominated in local currency.

The Company’s Net Debt8 ended the quarter at US$ 204.2 million, a 14.4% drop in comparison to the net debt recorded at the end of 3Q04. The net debt/EBITDA ratio accumulated in the last 12 months was 1.2x.

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7 BR GAAP: Net Loss of R$ 20.6 million in 3Q05 in comparison to Net Income of R$ 1.2 million recorded in 3Q04.
8 BR GAAP: Net Debt totaled R$ 370.3 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.